UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 6, 2018

(Date of Report (Date of earliest event reported))

GENERATION INCOME PROPERTIES, INC.

(Exact name of registrant as specified in its charter)

Maryland	47-4427295
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

401 East Jackson Street, Suite 3300

Tampa, FL 33602

(Full mailing address of principal executive offices)

Telephone: (813)-448-1234

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Declaration of Dividend

On September 6, 2018, Generation Income Properties, Inc. (the “Company”) announced that its board of directors authorized a $0.105 per share cash dividend for shareholders of record of the Company’s common stock as of August 31, 2018. The Company expects to pay this dividend on or before November 15, 2018.

David Sobelman, the President and founder of Generation Income Properties, and owner of approximately 54% of the Company’s common stock outstanding, has waived his dividend for this period.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Circular, as such factors may be updated from time to time in our periodic filings and Offering Circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Item 10.	Exhibits

Number	Description of Exhibit

15.1	Press release dated September 10, 2018 - Dividend

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENERATION INCOME PROPERTIES, INC.

Date: September 10, 2018	By:	/s/ David Sobelman
David Sobelman
Chief Executive Officer